December 12, 2012

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:     SquareTwo Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 13, 2012
File No 333-170734

Dear Mr. Spirgel:

We are in receipt of your letter dated November 30, 2012. The following is our response to your comments:

Adjusted EBITDA, pages 45 and 52:

In future 10-K's and 10-Q's, we will include a table that reconciles Adjusted EBITDA to cash flow from operations. The table will follow the formats disclosed below which have been populated using annual figures for the Fiscal Year ended 2011 and year-to-date figures for the nine months ended September 30, 2012:

The tables below reconcile net cash provided by (used in) operating activities to Adjusted EBITDA:

	Nine Months Ended
Reconciliation of Cash Flow from Operations to Adjusted EBITDA ($ in thousands)	September 30,
	2012	2011	$ Variance	% Variance
Net cash provided by (used in) operating activities	$2,714	$(1,138)	$3,852	(6)
Proceeds recorded as reduction of carrying value(1)	218,097	161,043	57,054	35.4%
Interest expense to be paid in cash(2)	33,796	34,296	(500)	(1.5)%
Interest income	(64)	(1,651)	1,587	(96.1)%
Other non-cash income (expense)	108	(1,820)	1,928	(105.9)%
Changes in operating assets and liabilities:
Restricted cash(3)	18,097	17,551	546	3.1%
Other operating assets and liabilities(4)	(3,795)	(12,497)	8,702	(69.6)%
Income tax expense	4,054	2,104	1,950	92.7%
Net gain on sale of property and equipment	(2,679)	—	(2,679)	(100.0)%
Other(5)	1,258	1,144	114	10.0%
Adjusted EBITDA	$271,586	$199,032	$72,554	36.5%

	Year Ended
Reconciliation of Cash Flow from Operations to Adjusted EBITDA ($ in thousands)	December 31,
	2011	2010	$ Variance	% Variance
Net cash provided by operating activities	$18,688	$6,911	$11,777	170.4%
Proceeds recorded as reduction of carrying value(1)	223,619	153,611	70,008	45.6%
Interest expense to be paid in cash(2)	45,602	40,667	4,935	12.1%
Interest income	(1,675)	(234)	(1,441)	(6)
Other non-cash expense	(2,673)	(2,807)	134	(4.8)%
Changes in operating assets and liabilities and deferred taxes:
Restricted cash(3)	488	(235)	723	(6)
Other operating assets and liabilities and deferred taxes(4)	(22,510)	4,114	(26,624)	(6)
Income tax expense (benefit)	2,805	(11,012)	13,817	(125.5)%
Other(5)	1,336	2,354	(1,018)	(43.2)%
Adjusted EBITDA	$265,680	$193,369	$72,311	37.4%

(1)    Cash proceeds applied to the carrying value of purchased debt are shown in the investing activities section of the consolidated statements of cash flows.

(2)    Represents interest expense, excluding non-cash amortization of loan origination fees and debt discount.

(3)    Represents the change in restricted cash balances for the period due to the timing of payments on our lines of credit and semi-annual interest payments on our Second Lien Notes.

(4)    The amount represents timing differences due to the recognition of certain expenses and revenue items on a cash versus accrual basis.

(5)    Consistent with the covenant calculations within our revolving credit facility, other includes franchise note reserves, lease breakup costs, certain consulting fees, management fees paid to KRG, certain transaction expenses, executive recruitment, and severance expense.

(6)    Not meaningful.

Supplemental Guarantor Information:

The guaranty disclosed in Note 18 of on page 94 of the 10-K referenced above is joint and several. All future disclosure of the guaranty will include language to that effect.

SquareTwo Financial Corporation acknowledges:

•	The Company is responsible for the adequacy and accuracy of disclosures in all filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned:

Very Truly Yours,

/s/ L. Heath Sampson
L. Heath Sampson, Chief Financial Officer
SquareTwo Financial Corporation